Exhibit 99.1

OPC Announces Results of Ramat Hovav Power Plant Tender Process

Singapore, June 11, 2020. Kenon Holdings Ltd. (NYSE:KEN, TASE:KEN) (“Kenon”) is announcing that its subsidiary OPC Energy Ltd. (“OPC”) announced the results of the Ramat Hovav power plant tender process, in which a joint venture held 50% by OPC (“JV”), had submitted a bid. OPC has been informed that another bidder has won the tender and that the JV is a “second qualified runner up.” Pursuant to the documents for the tender process, if the announcement of, or the contract with, the winning bidder is cancelled, the relevant tender committee would be entitled to announce that the second qualified runner up is the winner, subject to certain terms.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the JV potentially entitled to be announced as the winning bidder of the Ramat Hovav tender if the current winning bid is cancelled. These statements are based on current expectations or beliefs, and are subject to uncertainty and risks, including the risk that the JV does not become the winning bidder under the circumstances described or at all, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.